

DENIM.LA

Reshaping Traditional Retail


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Denim.la has revolutionized the corporate holding company for direct to consumer and wholesale apparel brands by focusing on a customer's "closet share" and leveraging their data and personalized customer cohorts to create targeted content. This allows the company to successfully drive LTV while exponentially increasing new customer growth.

Furthermore, Denim.la drives margin expansion through a shared services model and by owning the entire margin stack, which allows the company to control pricing, promotions and profitability.

This creates a proprietary and scalable flywheel driven by personalized and targeted customer experiences, fueling loyalty, LTV and virality resulting in increased revenue growth that leverages operating costs and generates significant cash flow.

CURRENT RETAIL ISSUES

Traditional Retail is Broken

&

Digital-Only Brands Can Not Scale to Sustainability



'Death of an icon': the downfall of Barneys New York

Read the article **here.**



The SoftBank-backed company that sold everything for $3 is abruptly shutting down, refusing orders, and laying off employees

Read the article **here.**

Traditional department and specialty stores are no longer able to leverage their dominate power to determine brand product assortments, price points and promotional activity as they no longer maintain exclusivity on the customer relationship.

Customer transactions have transitioned to the internet as digital distribution continues to capture greater wallet-share, crushing traditional operating margins and forcing unprecedented store closures.

However, digitally native brands are not a stand-alone business because they are not scalable, profitable and therefore unsustainable. Digital is a channel not a business model.

The digital-only model fails because it struggles to acquire customers at a fair price and grow market share while achieving profitability as shopping, returns, marketing and hiring expenses outstrip repeat customer revenue.

HOW WE WIN

Revolutionizing the Holding Company Model by Owning Multiple Brands

Driving significant revenue growth over a lower shared cost base, creating margin expansion, resulting in exponential cash flow.

1  portfolio of Brands =  closet share

2  CUSTOMER DATA =  CUSTOMIZED CONTENT

3  OWNING THE MARGIN STACK =  CASH FLOW CONTROL

4  COST SYNERGIES =  MARGIN EXPANSION

Driving Significant Revenue Growth



portfolio of Brands = **closet share**



CUSTOMER DATA = **CUSTOMIZED CONTENT**

Very seldom does one wear the same brand from head to toe. By owning multiple brands across complementary categories, the customer is provided head to toe looks and personalized styles.

This results in the customer buying and wearing multiple brands, across product categories instead of wearing a singular brand's products in one category.

Denim.la refers to this as "Closet Share," which results in best of class KPIs, margins and sustainable revenue growth.

By owning the customer data, Denim.la is able to capture an individual's shopping behavior and style preferences.

This results in the ability to cross merchandise styles for every customer using all the brands in the portfolio to create personalized looks for each customer.

Denim.la refers to this as "Customized Content" for each customer. This content is highly targeted, and as they aggregate more data, it exponentially increases the customers in their audience build, whereby customer cohorts become increasingly targeted and customized.

Revolutionizing the Holding Company Model

Lower cost base creates exponential cash flow



OWNING THE MARGIN STACK

=



cash flow control



COST SYNERGIES

=



MARGIN EXPANSION

By owning the supply chain and margin stack, the group controls the retail price points, the promotional activities, and the gross/operating margins.

This results in (1) lower price points for the customer, which increases sell-through and revenues, and (2) higher gross/operating margins as they control the retail price points, promotions and margin structure, with the goal of increasing cash flow.

Denim.la refers to this as "Cash Flow Control," providing them the power to set their own retail price points, margin structure, and promotional activities resulting in higher margins, sustainable cash flow and operating leverage.

By owning multiple brands, Denim.la leverages fixed and variable costs across multiple revenue streams through shared services.

This results in marketing, back office, and fulfillment efficiencies across multiple brands while allowing them to hire experienced leaders at the portfolio level, sharing their expertise across the entire company.

Denim.la refers to this as "Margin Expansion," providing each brand with lower operating expenses and the portfolio company with significantly higher operating margins and cash flow. Moreover, this allows for the creation of “Best in Class” management bench strength.

DENIM.LA VISION

Driven by Wall Street Ready Management Team



Hil Davis

CHIEF EXECUTIVE OFFICER

Hil came to Denim.la in March 2018 with a substantial background in e-commerce and luxury apparel. In 2007, he founded J. Hilburn, a made-t-measure men's apparel brand that he built from an idea into a $55 million company in just six years, funded by venture capital firms and TAL. Previously, he founded the e-commerce beauty and charitable venture, Beautykind, where he served as CEO, CFO, and Chairman.

Prior to working in e-commerce, Hil was an equity research analyst covering consumer and luxury pubco.'s at Thomas Weisel Partners, SunTrust, and Citadel Investment Group. He was also Head of Investor Relations at Brinker International, a $2,9 billion market capitalization restaurant company that owns Chili's.



Laura Dowling

CHIEF MARKETING OFFICER

Laura is a change agent who pioneers cutting-edge strategies and challenges the status quo by shifting the paradigm in marketing plans and execution.

Laura recently joined from Coach, a Tapestry brand, where her innovative audience-driven investments resulted in substantial incremental annual results within the digital, social, and CRM channels.

Prior to Coach, Ms. Dowling held strategic positions at Harry Winston and Ralph Lauren, where she created and launched first-to-market campaigns that catalyzed revenue growth and recognition for those brands.



Reid Yeoman

Chief financial officer

Reid is a finance professional with a core FP&A background at major multi-national Fortune 500 companies—including Nike & Qualcomm. He has a proven track record of driving growth and expanding profitability with retail.

Most recently, Reid served as CFO/COO at Hurley—a standalone global brand within the Nike portfolio—where he managed the full P&L/Balance Sheet, reporting directly to Nike and oversaw the brand's logistics and operations.

Reid is a native Californian and holds an MBA from UCLA's Anderson School of Management, and a BA from UC Santa Barbara.



Jon Patrick

Design director

JP joined in December 2019 with an extensive background in apparel design, merchandising, VM presentation, retail development, and commerce which began at Ralph Lauren where he was then recruited by Hart Schaffner Marx to lead design and merchandising to develop and grow a captured brand strategy—pairing licensed brands with exclusive retail partners.

Then moved into Womenswear with Lilly Pulitzer, where he spearheaded store design, retail development, and established corporate standards for company stores and franchises to scale successfully.

He most recently worked with the founders of UNTUCKit to transition the brand from an Ecommerce retailer to a click & mortar kingpin, operation over 70+ stores for them.

Timeline



JAN 2020
Began two-year GAAP PCAOB audits for all acquisitions

FEB 2020

MAR 2020
All acquisitions signed and all audits completed

APR 2020
File S-1 with SEC and apply with the NASDAQ (already discussing the process with them)

MAY 2020

JUN 2020
Expect S-1 approval from SEC (approved by SEC several times before for our Reg A+ offerings)

JUL 2020
List on the NASDAQ

AUG 2020

SEP 2020
Delayed listing on the NASDAQ, which assumes two months of slippage

Future events on this slide are projections and cannot be guaranteed.



FINANCIALS Current State

DENIM.LA

OWNED

- DSTLD
- ACE STUDIOS
- BAILEY44
- ALI & JAY

FINALIZING

- JACK GEORGES FINE LEATHER GOODS Since 1987
- Harper & Jones
- REIGNING CHAMP
- wings+horns

The "Finalizing" companies listed above are working through the legal documentation and plan to close in next 3 to 6 weeks. Please note there is no guarantee the agreements happen.

NET REVENUE	2019	2020 (1)	2021	2022
Owned brands	$30,370,649	$36,360,506	$43,632,608	$52,359,129
BRANDS TO BE ACQUIRED	$32,191,876	$38,750,838	$46,501,005	$55,801,206
total	**$62,562,526**	**$75,111,344**	**$90,133,613**	**$108,160,336**

EBITDA	2019	2020 (1)	2021	2022
Owned brands	-$5,225,365	$1,510,592	$2,662,114	$3,969,332
BRANDS TO BE ACQUIRED	$3,846,865	$5,258,952	$6,799,410	$9,673,123
total	**-$1,378,501**	**$6,769,544**	**$9,461,524**	**$13,642,456**

Notes:(1) Cash flow increase driven by (a) $1.0m from closing three Bailey stores in Q1 2020 (b) $2.0m from changing Bloomingale's contract to wholesale vs. guaranteed store in store (c) $1.5m from layoffs at Bailey in 4Q 2019 and 1Q 2020 (d) $0.5k from layoffs at DSTLD (e) $1.25m from closing DSTLD office in Los Angeles and moving DSTLD 3PL to Bailey's warehouse and shipping.

Future financials are projections and cannot be guaranteed.

Current Portfolio of Brands






The Purpose

- Focused on classic design, superior quality, and essential product selection in order to deliver the perfect core wardrobe.

- Inspired by a sophisticated, modern and sleek style utilizing an edited color palette.

- Creative and urban, city dwellers within the coveted age demographic of 25–35.

The Opportunity

- Annual revenue opportunity is $75M–$100M in the next 3–5 years.

- Diversifying revenue streams with (1) online retailers such as Stitch Fix, (2) selling into the Bailey 44 specialty retail locations, and (3) increasing department store partnerships specifically with Nordstrom.

- Emphasize unparalleled product quality and astute design details offered at a price that traditional retail brands cannot match.

- Note: future revenue projections cannot be guaranteed.



DSTLD

The Purpose

- Offers premium suiting and sportswear at an exceptional value. Constructed from luxury fabrics and designed in multiple fits, to create a more custom-tailored look as all men are built differently.

- Partnering with the best mills and factories in Italy and Europe, the collection is driven by luxury, performance, fit and quality.

- A dedicated customer target base of men ages 18–45 looking to invest in quality suiting and sportswear at more accessible prices.

The Opportunity

- Annual revenue opportunity is $100M+ in the next 3–5 years.

- Through (1) cross-marketing with our other men's brands, (2) online and offline department store partnerships, and (3) our own multi-men brand pop up stores.

- Provide premium sportswear (similar to Peter Millar) and suiting (similar to Suitsupply) at 50% to 60% of their prices.

- Note: future revenue projections cannot be guaranteed.



ACE
STUDIOS

The Purpose

- A contemporary womenswear brand that combines beautiful, luxe fabrics with on-trend designs specializing in the "date night" category.

- Majority of distribution through specialty and select wholesale partners such as Nordstrom and Bloomingdales.

- The most well-known brand and widest distribution that will be leveraged across other brands.

The Opportunity

- Annual revenue opportunity is $100M–$150M in the next 3–5 years.

- Through (1) increasing their specialty and department store channel, (2) building out their brand awareness and online channel, and (3) cross-marketing with our other brands.

- Significant cross merchandising opportunity for DSTLD given the #1 item purchased at Retail is denim.

- Note: future revenue projections cannot be guaranteed.



BAILEY44

The Purpose

- A millennial contemporary collection of dresses, rompers and jumpsuits that are easy, effortless, feminine, and casual, while balancing modern and sophisticated California style.

- Available online and with wholesale partners such as Nordstrom, Bloomingdales, Neiman Marcus, and Saks.

- Adds a millennial-focused female-only brand to the Denim.la portfolio.

The Opportunity

- We believe the annual revenue opportunity is $50M+ in the next 3-5 years.

- Through (1) the Nordstrom partnership, (2) tapping into the specialty store channel and (3) building out their brand awareness and online channel.

- Focus the brand around cute and smartly priced tops that have higher turns and less sizing risk.

- Position the brand as the go to brand for the right top at the right price for any moment.

- Note: future revenue projections cannot be guaranteed.



ALI & JAY

FINANCIALS Current Brands

BRANDS WE OWN	2019	2020 (1)	2021	2022
Net Revenue	**$30,370,649**	**$36,360,506**	**$43,632,608**	**$52,359,129**
COGS	$13,201,825	$15,678,210	$18,595,792	$22,053,155
Gross Profit	**$17,168,824**	**$20,682,210**	**$25,036,816**	**$30,305,974**
Gross Margin %	*56.5%*	*56.9%*	*57.4%*	*57.9%*
Marketing Expenses	$2,118,055	$3,090,643	$5,126,831	$6,544,891
Marketing Expenses as a %	7.0%	8.5%	11.8%	12.5%
G&A Expenses	$20,276,135	$16,080,975	$17,247,871	$19,791,751
G&A Expenses as a %	*66.8%*	*44.2%*	*39.5%*	*37.8%*
Operating Income	**-$5,225,365**	**$1,510,592**	**$2,662,114**	**$3,969,332**
Operating Income as a %	*-17.2%*	*4.2%*	*6.1%*	*7.6%*

Notes:(1) Cash flow increase driven by (a) $1.0m from closing three Bailey stores in Q1 2020 (b) $2.0m from changing Bloomingale's contract to wholesale vs. guaranteed store in store (c) $1.5m from layoffs at Bailey in 4Q 2019 and 1Q 2020 (d) $0.5k from layoffs at DSTLD (e) $1.25m from closing DSTLD office in Los Angeles and moving DSTLD 3PL to Bailey's warehouse and shipping

Future financials are projections and cannot be guaranteed.

Brands
to be
Acquired






Future Intent

- High-quality designed leather goods and accessories.

- Dedicated and lean supply chain allowing them to chase inventory that sells out or produce quick collections based on trends or the data captured by Denim.la.

- Easy product category to cross-promote across all the brands or produce co-branded capsule collections with the other portfolio brands.

The Opportunity

- Annual revenue opportunity is $50M–$100M in the next 3–5 years.

- Open Nordstrom business through the existing wholesale relationships.

- Enhance marketing strategy to increase online revenue from 7% to 25%, which will be incremental revenue.

- Create a new DTC brand using their supply chain and pricing power, which will eliminate the wholesale mark-up, allowing the group to offer the same or higher quality product.

- Note: future revenue projections cannot be guaranteed.



Future Intent

- Tastemaker stylish "made-to-measure" suiting and sportswear that relays a one-of-a-kind confidence.

- Ability to provide full-closet customization, including shirts, jackets, pants, shorts, polos, and more that are all made-to-measure.

- Positive working capital cycles with 75% gross margins.

- Showrooms generate 100% cash-on-cash within 90 to 120 days.

The Opportunity

- Annual revenue opportunity is $50M–$75M in the next 3–5 years by opening additional showrooms and developing local customer relationships via the stylists.

- Creates the perfect adjacency to open a men's multi-line store next door as 85% of all the customers who buy custom, also buy from the adjacent men's multi-line store.

- Enormous upside in the ability to scale quickly and to be extremely profitable.

- Note: future revenue projections cannot be guaranteed.



Harper&Jones

Future Intent

- Owned by CYC, which also owns Wings + Horns.

- This brand helps us attract influential fashion credibility and other acquisitions.

- Successfully built strong industry connections and launched collaborations, with brands such as Adidas, Nike, and Asics.

- Provides us with a "hot" dual-gender "street-leisure" brand with growth potential in the US.

The Opportunity

- Annual revenue opportunity is $100M+ in the next 3–5 years.

- Invest in pop-up and flagship stores where their customer data suggests there is strong brand awareness or customer base.

- Increase online revenue from 10% to 25%, which will be incremental revenue.

- Provide a premium, "hot" "street-leisure" brand that acts as a crown jewel in the portfolio.

- Note: future revenue projections cannot be guaranteed.



Future Intent

- Owned by CYC, which also owns Reigning Champ.

- Tailored streetwear and trend-focused high-quality product offerings with a premium price point.

- Build on the portfolio's strong male consumer base by offering more on-trend pieces, crafted in quality and true to fit.

- Brand has had little investment from CYC due to limited capital and Reigning Champ's outsized growth; with the proper investment, the brand can scale quickly and profitably.

The Opportunity

- Annual revenue opportunity is $50M–$100M+ in the next 3–5 years.

- Strengthen its department store business and offer it in the group's multi-line men's pop up stores.

- Increase online revenue from 5% to 25%, which will be incremental revenue.

- Create a new DTC brand using their supply chain and pricing power, which will eliminate the wholesale mark-up, allowing the group to offer the same or higher quality product.

- Note: future revenue projections cannot be guaranteed.



wings + horns

All Brands

ALL BRANDS	2019	2020 (1)	2021	2022
Owned Brands	$30,370,649	$36,360,506	$43,632,608	$52,359,129
Brands to be Acquired	$32,191,876	$38,750,838	$46,501,005	$55,801,206
Total Net Revenue	**$62,562,526**	**$75,111,344**	**$90,133,613**	**$108,160,336**
Owned Brands	$13,201,825	$15,678,296	$18,595,792	$22,053,155
Brands to be Acquired	$12,591,861	$15,157,401	$17,956,376	$21,408,148
Total COGS	**$25,793,687**	**$30,835,697**	**$36,552,168**	**$43,461,303**
Owned Brands	$17,168,824	$20,682,210	$25,036,816	$30,305,974
Brands to be Acquired	$19,600,015	$23,593,437	$28,544,629	$34,393,058
Total Gross Profit	**$36,768,839**	**$44,275,647**	**$53,581,445**	**$64,699,032**
Gross Margin %	*58.8%*	*58.9%*	*59.4%*	*59.8%*
Owned Brands	$2,118,055	$3,090,643	$5,126,831	$6,544,891
Brands to be Acquired	$1,189,263	$2,872,812	$5,303,653	$6,696,145
Total Marketing Expenses	**$3,307,318**	**$5,963,455**	**$10,430,485**	**$13,241,036**
Marketing Expenses as a %	*7.0%*	*8.5%*	*11.8%*	*12.5%*
Owned Brands	$20,276,135	$16,080,975	$17,247,871	$19,791,751
Brands to be Acquired	*$14,563,887*	*$15,461,672*	*$16,441,565*	*$18,023,790*
Total G&A Expenses	**$34,840,022**	**$31,542,648**	**$33,689,436**	**$37,815,540**
G&A Expenses as a %	*66.8%*	*44.2%*	*39.5%*	*37.8%*
Owned Brands	-$5,225,365	$1,510,592	$2,662,114	$3,969,332
Brands to be Acquired	$3,846,865	$5,258,952	$6,799,410	$9,673,456
Total Operating Income	**-$1,378,501**	**$6,769,544**	**$9,461,524**	**$13,642,456**
Operating Income as a %	*-17.2%*	*4.2%*	*6.1%*	*7.6%*

Notes:(1) Cash flow increase driven by (a) $1.0m from closing three Bailey stores in Q1 2020 (b) $2.0m from changing Bloomingale's contract to wholesale vs. guaranteed store in store (c) $1.5m from layoffs at Bailey in 4Q 2019 and 1Q 2020 (d) $0.5k from layoffs at DSTLD (e) $1.25m from closing DSTLD office in Los Angeles and moving DSTLD 3PL to Bailey's warehouse and shipping
Future financials are projections and cannot be guaranteed.

- This Slide Deck PowerPoint Presentation ("Presentation") contains only preliminary information regarding our Company and should be read in conjunction with the entire Private Placement Offering Memorandum ("Memorandum" and/or Subscription Agreement. The Company and our officers and representatives may from time to time make, "forward-looking statements" within the meaning of the Safe Harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: "anticipate", "intend", "plan", "goal", "seek", "believe", "project", "estimate", "expect", "strategy", "future", "likely", "may", "should", "will" and similar references to future periods.

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- Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: economic and financial conditions, continued volatility in the capital or credit markets; the adequacy of our cash flow and earnings and other conditions; developments and changes in laws and regulations. Investors are strongly encouraged to review all Risk Factors and the entire Private Placement Memorandum ("Memorandum") and/or Subscription Agreement(s) before investing.

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